# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Nuvalent, Inc., CIK 0001861560
CUSIP: 670703107
Title of class of securities: Class A common stock, $0.0001 par value per share
Address of issuer's principal executive offices: One Broadway, 14th Floor, Cambridge, Massachusetts (MA), 02142
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001352546

## Reporting persons
- Deerfield Management Company, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 22,852,280; sole dispositive power 0; shared dispositive power 22,852,280; aggregate amount beneficially owned 22,852,280 (24.21% of the class)
  Comment: Comprised of (i) an aggregate of 17,248,450 shares of Class A common stock held by Deerfield Partners, L.P., Deerfield Private Design Fund IV, L.P. and Deerfield Healthcare Innovations Fund, L.P., of which Deerfield Management Company, L.P. is the investment advisor,(ii) an aggregate of 5,435,254 shares of Class A common stock issuable upon conversion of an equal number of shares of Class B common stock held by Deerfield Private Design Fund IV, L.P. and Deerfield Healthcare Innovations Fund, L.P., of which Deerfield Management Company, L.P. is the investment advisor and (iii) an aggregate of 168,576 shares of Class A common stock issuable upon exercise or settlement of options and restricted stock units held by Cam Wheeler and Joe Pearlberg, each of whom is an employee of Deerfield Management Company, L.P., for the benefit and at the direction of Deerfield Management Company, L.P., to the extent such options and restricted stock units are currently exercisable or will become exercisable within sixty days. The terms of the Class B common stock restrict the conversion of such shares to the extent that, upon such conversion, the number of shares of Class A common stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) "group" would exceed 4.9 percent of the total number of shares of Class A common stock then outstanding (the "Ownership Cap"). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Class A common stock issuable upon conversion of Class B common stock to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.
- Deerfield Mgmt IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 11,016,852; sole dispositive power 0; shared dispositive power 11,016,852; aggregate amount beneficially owned 11,016,852 (11.56% of the class)
  Comment: Comprised of (i) 8,299,225 shares of Class A common stock and (ii) 2,717,627 shares of Class A common stock issuable upon conversion of an equal number of shares of Class B common stock that, in each case, are held by Deerfield Private Design Fund IV, L.P., of which Deerfield Mgmt IV, L.P. is the general partner. The terms of the Class B common stock restrict the conversion of such shares to the extent that, upon such conversion, the number of shares of Class A common stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) "group" would exceed 4.9 percent of the total number of shares of Class A common stock then outstanding (the "Ownership Cap"). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Class A common stock issuable upon conversion of Class B common stock to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.
- Deerfield Private Design Fund IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 11,016,852; sole dispositive power 0; shared dispositive power 11,016,852; aggregate amount beneficially owned 11,016,852 (11.56% of the class)
  Comment: Comprised of (i) 8,299,225 shares of Class A common stock and (ii) 2,717,627 shares of Class A common stock issuable upon conversion of an equal number of shares of Class B common stock. The terms of the Class B common stock restrict the conversion of such shares to the extent that, upon such conversion, the number of shares of Class A common stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) "group" would exceed 4.9 percent of the total number of shares of Class A common stock then outstanding (the "Ownership Cap"). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Class A common stock issuable upon conversion of Class B common stock to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.
- Deerfield Mgmt HIF, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 11,016,852; sole dispositive power 0; shared dispositive power 11,016,852; aggregate amount beneficially owned 11,016,852 (11.56% of the class)
  Comment: Comprised of (i) 8,299,225 shares of Class A common stock and (ii) shares of Class A common stock issuable upon conversion of an equal number of shares of 2,717,627 of Class B common stock that, in each case, are held by Deerfield Healthcare Innovations Fund, L.P., of which Deerfield Mgmt HIF, L.P. is the general partner. The terms of the Class B common stock restrict the conversion of such shares to the extent that, upon such conversion, the number of shares of Class A common stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) "group" would exceed 4.9 percent of the total number of shares of Class A common stock then outstanding (the "Ownership Cap"). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Class A common stock issuable upon conversion of Class B common stock to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.
- Deerfield Healthcare Innovations Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 11,016,852; sole dispositive power 0; shared dispositive power 11,016,852; aggregate amount beneficially owned 11,016,852 (11.56% of the class)
  Comment: Comprised of (i) 8,299,225 shares of Class A common stock and (ii) shares of Class A common stock issuable upon conversion of an equal number of shares of 2,717,627 of Class B common stock. The terms of the Class B common stock restrict the conversion of such shares to the extent that, upon such conversion, the number of shares of Class A common stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) "group" would exceed 4.9 percent of the total number of shares of Class A common stock then outstanding (the "Ownership Cap"). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Class A common stock issuable upon conversion of Class B common stock to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.
- Deerfield Mgmt, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 650,000; sole dispositive power 0; shared dispositive power 650,000; aggregate amount beneficially owned 650,000 (0.91% of the class)
  Comment: Comprised of 650,000 shares of Class A common stock held by Deerfield Partners, L.P., of which Deerfield Mgmt, L.P. is the general partner.
- Deerfield Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 650,000; sole dispositive power 0; shared dispositive power 650,000; aggregate amount beneficially owned 650,000 (0.91% of the class)
- James E. Flynn: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 22,852,280; sole dispositive power 0; shared dispositive power 22,852,280; aggregate amount beneficially owned 22,852,280 (24.21% of the class)
  Comment: Comprised of (i) an aggregate of 17,248,450 shares of Class A common stock held by Deerfield Partners, L.P., Deerfield Private Design Fund IV, L.P. and Deerfield Healthcare Innovations Fund, L.P., (ii) an aggregate of 5,435,254 shares of Class A common stock issuable upon conversion of an equal number of shares of Class B common stock held by Deerfield Private Design Fund IV, L.P. and Deerfield Healthcare Innovations Fund, L.P. and (iii) an aggregate of 168,576 shares of Class A common stock issuable upon exercise or settlement of options and restricted stock units held by Cam Wheeler and Joe Pearlberg, each of whom is an employee of Deerfield Management Company, L.P., for the benefit and at the direction of Deerfield Management Company, L.P., to the extent such options and restricted stock units are currently exercisable or will become exercisable within sixty days. The terms of the Class B common stock restrict the conversion of such shares to the extent that, upon such conversion, the number of shares of Class A common stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) "group" would exceed 4.9 percent of the total number of shares of Class A common stock then outstanding (the "Ownership Cap"). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Class A common stock issuable upon conversion of Class B common stock to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

## Item 1. Issuer
Name of issuer: Nuvalent, Inc.
Address of issuer's principal executive offices: One Broadway, 14th Floor, Cambridge, Massachusetts 02142

## Item 2. Person Filing
Name of person filing: James E. Flynn, Deerfield Management Company, L.P., Deerfield Mgmt IV, L.P., Deerfield Private Design Fund IV, L.P., Deerfield Mgmt HIF, L.P., Deerfield Healthcare Innovations Fund, L.P., Deerfield Mgmt, L.P. and Deerfield Partners, L.P.
Address of principal business office or, if none, residence: James E. Flynn, Deerfield Management Company, L.P., Deerfield Mgmt IV, L.P., Deerfield Private Design Fund IV, L.P., Deerfield Mgmt HIF, L.P., Deerfield Healthcare Innovations Fund, L.P., Deerfield Mgmt, L.P. and Deerfield Partners, L.P. 345 Park Avenue South, 12th Floor, New York, NY 10010
Citizenship:
Deerfield Management Company, L.P., Deerfield Mgmt IV, L.P., Deerfield Private Design Fund IV, L.P., Deerfield Mgmt HIF, L.P and Deerfield Healthcare Innovations Fund, L.P., Deerfield Mgmt, L.P. and Deerfield Partners, L.P. - Delaware limited partnerships;

James E. Flynn - United States citizen

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Deerfield Management Company, L.P. - 22,852,280 shares
Deerfield Mgmt IV, L.P. - 11,016,852 shares
Deerfield Mgmt HIF, L.P. - 11,016,852 shares
Deerfield Mgmt, L.P. - 650,000 shares
Deerfield Healthcare Innovations Fund, L.P. - 11,016,852 shares
Deerfield Private Design Fund IV, L.P. - 11,016,852 shares
Deerfield Partners, L.P. - 650,000 shares
James E. Flynn - 22,852,280 shares
Percent of class:
Deerfield Management Company, L.P. - 24.21%
Deerfield Mgmt IV, L.P. - 11.56%
Deerfield Mgmt HIF, L.P. - 11.56%
Deerfield Mgmt, L.P. - 0.91%
Deerfield Healthcare Innovations Fund, L.P. - 11.56%
Deerfield Private Design Fund IV, L.P. - 11.56%
Deerfield Partners, L.P. - 0.91%
James E. Flynn - 24.21%
Sole power to vote or to direct the vote: All Reporting Persons 0
Shared power to vote or to direct the vote:
Deerfield Management Company, L.P. - 22,852,280
Deerfield Mgmt IV, L.P. - 11,016,852
Deerfield Private Design Fund IV, L.P. - 11,016,852
Deerfield Mgmt HIF, L.P. - 11,016,852
Deerfield Healthcare Innovations Fund, L.P. - 11,016,852
Deerfield Mgmt, L.P. - 650,000 shares
Deerfield Partners, L.P. - 650,000 shares
James E. Flynn - 22,852,280
Sole power to dispose or to direct the disposition: All Reporting Persons 0
Shared power to dispose or to direct the disposition:
Deerfield Management Company, L.P. - 22,852,280
Deerfield Mgmt IV, L.P. - 11,016,852
Deerfield Private Design Fund IV, L.P. - 11,016,852
Deerfield Mgmt HIF, L.P. - 11,016,852
Deerfield Healthcare Innovations Fund, L.P. - 11,016,852
Deerfield Mgmt, L.P. - 650,000 shares
Deerfield Partners, L.P. - 650,000 shares
James E. Flynn - 22,852,280

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit B

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A. Joint Filing Agreement.

Exhibit B. Item 8 Statement.

Exhibit C. Power of Attorney (1).

(1) Power of Attorney previously filed as Exhibit 24 to a Form 3 with regard to BiomX Inc. filed with the Securities and Exchange Commission on March 19, 2024 by Deerfield Private Design Fund V, L.P., Deerfield Healthcare Innovations Fund II, L.P., Deerfield Mgmt V, L.P., Deerfield Mgmt HIF II, L.P., Deerfield Management Company, L.P. and James E. Flynn.

## Signatures
- Deerfield Management Company, L.P.: /s/ Jonathan Isler, Jonathan Isler, Attorney-In-Fact (02/12/2026)
- Deerfield Mgmt IV, L.P.: /s/ Jonathan Isler, Jonathan Isler, Attorney-In-Fact (02/12/2026)
- Deerfield Private Design Fund IV, L.P.: /s/ Jonathan Isler, Jonathan Isler, Attorney-In-Fact (02/12/2026)
- Deerfield Mgmt HIF, L.P.: /s/ Jonathan Isler, Jonathan Isler, Attorney-In-Fact (02/12/2026)
- Deerfield Healthcare Innovations Fund, L.P.: /s/ Jonathan Isler, Jonathan Isler, Attorney-In-Fact (02/12/2026)
- Deerfield Mgmt, L.P.: /s/ Jonathan Isler, Jonathan Isler, Attorney-In-Fact (02/12/2026)
- Deerfield Partners, L.P.: /s/ Jonathan Isler, Jonathan Isler, Attorney-In-Fact (02/12/2026)
- James E. Flynn: /s/ Jonathan Isler, Jonathan Isler, Attorney-In-Fact (02/12/2026)